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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-35561

NOTIFICATION OF LATE FILING

CUSIP Number 98741R108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended:   June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended:  __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Ideanomics, Inc.
Full Name of Registrant

Former Name if Applicable

1441 Broadway, Suite 5116
Address of Principal Executive Office (Street and Number)

New York, NY 10018
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Report”) by the prescribed due date of August 9, 2023, without unreasonable effort or expense for the following reasons:

In conjunction with the Registrant’s financial close of the second quarter of 2023, the Registrant has been completing the required accounting activities governing annual and quarterly assessments of the valuation of assets and business units. The decline in and current level of the Registrant’s market capitalization has recently generated some incremental material questions regarding the application of impairment standards, which are in process, but require additional time to complete related valuation activities. The Registrant believes it will be able to conclude these ongoing valuation activities within the period specified in Rule 12b-25(b)(2) based on the definition of related scope of work and accounting questions.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Quarterly Report on Form 10-Q on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Scott Morrison	(347)	306-5134
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

A reasonable estimate of the Registrant’s results of operations for the quarter ended June 30, 2023, cannot be made for the reasons set forth in Part III above.

Ideanomics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: August 10, 2023	By:	/s/ Scott Morrison
		Name:	Scott Morrison
		Title:	Chief Financial Officer

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